Exhibit 99.1

Metalpha Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

(Hong Kong, April, 4, 2023) -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global crypto-based wealth management company, announced that on March 31, 2023 it received a written notice from The Nasdaq Stock Market LLC (the “Nasdaq”) which states the Company has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and currently meets all other applicable criteria for continued listing.

As previously announced, the Company received a written notification on September 21, 2022 from the Nasdaq Listing Qualifications Department that the Company was not in compliance with the Minimum Bid Price Requirement as the closing bid price of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), was below $1.00 per share for a period of 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until March 20, 2023, to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the Company’s Ordinary Shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days.

Per the notice the Company received from Nasdaq on March 31, 2023, the Company regained compliance with the Minimum Bid Price Requirement when the closing bid price of the Company’s Ordinary Shares maintained $1.00 per share or greater for 19 consecutive business days and the matter is now closed.

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (NASDAQ: MATH) went public on October 20, 2017. The listed Company, through its subsidiaries, is dedicated to providing investing and wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of crypto wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company’s operations and the demand for the Company’s services, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the U.S. Securities and Exchange Commission.

Contact

Yiwei Wang

info@metalpha.finance